

CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

Financial Statements and
Independent Accountants' Review Report

Prewrite, Inc.

**As of and for the Year Ended
December 31, 2021**

TEL **630 420 1360**   FAX **630 420 1463**   184 SHUMAN BLVD, SUITE 200   NAPERVILLE, IL 60563
TEL **630 377 1106**   FAX **630 377 2294**   2560 FOXFIELD ROAD, SUITE 300   ST. CHARLES, IL 60174
WWW.DHJJ.COM

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Members
Prewrite, Inc.
Chicago, Illinois

We have reviewed the accompanying financial statements of Prewrite Inc. (a Corporation), which comprise the balance sheet as of December 31, 2021, and the related statement of operations, changes in shareholders' deficit and cash flows for the year than ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Prewrite, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

DHJJ LTD.

Naperville, Illinois
March 15, 2022

TEL 630 420 1360 FAX 630 420 1463 184 SHUMAN BLVD, SUITE 200 NAPERVILLE, IL 60563
TEL 630 377 1106 FAX 630 377 2294 2560 FOXFIELD ROAD, SUITE 300 ST. CHARLES, IL 60174
WWW.DHJJ.COM

Prewrite, Inc.
BALANCE SHEET
December 31, 2021

ASSETS

CURRENT ASSETS
Cash	$ 114,693
	$ 114,693

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Credit card payable	$ 464
Accrued payroll tax	4,660
	5,124

LONG-TERM LIABILTIES
SAFE contracts	119,050

COMMITMENTS —

SHAREHOLDERS' DEFICIT
Common stock, $.01 par value, 100,000 shares authorized	
40,000 shares issued and outstanding	400
Additional paid-in capital	1,200
Accumulated deficit	(11,081)
	(9,481)
	$ 114,693

See accompanying notes and independent accountants' report.

Prewrite, Inc.
STATEMENT OF OPERATIONS
Year ended December 31, 2021

REVENUES, net	$	8,019
COST OF REVENUES		1,205
Gross profit		6,814
OPERATING EXPENSES		42,895
Loss from operations		(36,081)
OTHER INCOME		25,000
TAX PROVISION		-
NET LOSS	$	(11,081)

Prewrite, Inc.

STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
Year ended December 31, 2021

| | Common Stock | | Additional | Accumulated | |
	Shares	Amount	Paid-in Capital	Deficit	Total
BALANCE, December 31, 2020	-	$ -	$ -	$ -	$ -
Stock issuance	40,000	400	1,200	-	1,600
Net loss	-	-	-	(11,081)	(11,081)
BALANCE, December 31, 2021	40,000	$ 400	$ 1,200	$ (11,081)	$ (9,481)

See accompanying notes and independent accountants' report.

Prewrite, Inc.
STATEMENT OF CASH FLOWS
Year ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(11,081)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Increase (decrease) in:		
Credit card payable		464
Accrued payroll tax		4,660
Net cash used by operating activities		(5,957)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from SAFE contracts		119,050
Common stock issuance		1,600
Net cash provided by financing activities		120,650
NET INCREASE IN CASH		114,693
Cash, beginning of period		-
Cash, end of period	$	114,693
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	-
Taxes	$	-

Prewrite, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Prewrite, Inc. (the "Company") was incorporated on October 14, 2020 and is in the business of publishing the web application "Prewrite", and providing additional consulting, training, and other Prewrite-related services to its customers. The Company services customers all over the world.

In June 2021, the Company established a shareholders' agreement that initiated initial company funding and issuance of common stock to the shareholders. Under the agreement 40,000 shares of common stock were issued to the shareholders at par value.

Cash

The Company classifies all bank deposits and other money market accounts with original maturity dates of three months or less as cash.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases their estimates on various assumptions that are believed to be reasonable under the circumstances. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis. Accordingly, actual results could differ from those estimates.

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

Revenue Recognition

The Company's anticipated revenues are generated via performance obligations of paid subscriptions for the Prewrite application, as well as related services. Subscriptions are billed and paid by customer automatically on a monthly or yearly basis. Consulting services are invoiced upon completion of the project. The Company enters into a contract with their customers which determine the transaction pricing. All revenue is generated from contracts with customers.

Revenue will be recognized over time at which control of the underlying service is transferred to the customer. Transfer of control occurs over time upon the completion of the subscription and consulting projects. Accordingly, there are no performance obligations that are unsatisfied at the end of the reporting period.

Opening and closing contract balances will be included as accounts receivable and customer deposits in the balance sheet. The difference between the opening and closing balances of these contract assets result from the timing difference between completion of the Company's performance obligation and collection of the revenue.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Revenue Recognition-continued

Revenue is measured as the amount of consideration the Company expects to receive in exchange for the service provided.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the accompanying financial statements and consist of current taxes and deferred taxes. Deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities for financial statement and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company's current accounting policy is to record a liability for uncertain tax positions, if any, when it is probable that a loss has been incurred and the amount can be reasonably estimated. Management reviews all tax positions at least annually to determine whether the recording of a liability, including interest and penalties, or additional financial statement note disclosure is necessary. Management has deemed no such liability or disclosure was applicable for the period ended December 31, 2021 as all tax positions are expected to be upheld upon examination by a tax authority. The Company also continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Generally, the Internal Revenue Service ("IRS") can include returns filed within the last three years in an audit. If a substantial error is identified, the audit could be expanded to include up to six of the preceding years.

New Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in *Topic 840, Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. With the issuance of ASU 2020-05, the new standard is now effective for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years beginning after December 15, 2022. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

Management's Evaluation

Management evaluated subsequent events through March 15, 2022, the date that the financial statements were available to be issued.

NOTE B--CONCENTRATIONS

Credit Risk

The Company's financial instruments subject to credit risk are, primarily, cash, and accounts receivable. The Company averts its risk by depositing its excess cash only in established, high qualify financial institutions. Generally, the Company does not require collateral or exercise its lien rights in order to support accounts receivable. Management believes that any risk of loss is significantly reduced by ongoing credit evaluations and the close working relationship developed with customers.

Sales

The Company had sales to two customers which cumulatively accounted for 37% of gross sales at December 31, 2021.

NOTE C--CROWDFUNDING

During 2021, the Company entered into a crowdfunding agreement with WeFunder, LLC. Through the crowdfunding agreement the Company is seeking initial investors through Simple Agreement for Future Equity contracts ("SAFE"). Under the agreements the investments received are non-interest bearing and will be converted to preferred equity upon the Company sponsoring an equity offering. Upon the equity offering, the investors will receive a number of shares of preferred stock based on the SAFE of the greater of the price of preferred stock issued to new investors multiplied by the discount rate of 80% or the agreed upon valuation cap of $10,000,000 divided by the total amount of the Company's capitalization at that time. Early Bird investors (up to the first $250,000) will receive a valuation cap of $8,000,000 and a discount rate of 75%.

If an event like an initial public offering or if the Company were to be merged with or otherwise taken over by another company or owners before an equity offering of the SAFE investors, the SAFE investors will receive proceeds equal to the greater of the purchase price or the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

The SAFE will automatically terminate immediately following the earliest to occur of: the issuance of preferred stock to the investors or the payment, or setting aside for payment, of amounts due the Investors.

Total funds received under the SAFE during the year ended December 31, 2021 was $119,050 and is recorded as a long-term liability at December 31, 2021. Total fees incurred as part of the funding during the year ended December 31, 2021 was $952.

As part of the crowdfunding initiative, during 2021 the Company received $25,000 of grant funds from South Carolina Research Authority as part of the Project Development Fund. Grant funds received are recorded in other income for the year ended December 31, 2021.